SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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April 9, 2012	FRANKFURT
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Via EDGAR

Max A. Webb

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Alexander & Baldwin Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-4 and
Documents Incorporated by Reference
Filed April 4, 2012
File No. 333-179524

Dear Mr. Webb:

On behalf of Alexander & Baldwin Holdings, Inc. (the “Company”), set forth below are responses to the oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to Amendment No. 3 to the Registration Statement on Form S-4 filed by the Company on April 4, 2012 (File No. 333-179524) (the “Registration Statement”).  Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 4 to the Registration Statement reflecting, as appropriate, the responses to the Staff’s comments contained herein. We have supplementally provided a blackline of the Registration Statement marked against the April 4, 2012 filing to facilitate the Staff’s review.

Responses to Oral Comments

1.               In response to the Staff’s comment, the Company has revised the disclosure in the CEO cover letter to clarify the number of shares of Holdings common stock that may be issued in the holding company merger (see page 2 of the CEO cover letter).

2.               In response to the Staff’s comment, we advise the Staff that (i) the 41,870,879 shares of Holdings common stock initially registered with the Registration Statement on February 15, 2012, equaled the number of shares of A&B common stock outstanding on such date, (ii) the 42,194,414 shares of A&B common stock outstanding as of the record date for the meeting reflected the issuance of 323,535 shares upon the exercise of stock options subsequent to the initial filing date of the Registration Statement and (iii) the additional 2,160,091 shares of Holdings common stock registered with Amendment No. 3 to the Registration Statement on April 4, 2012, reflected the 323,535 shares of A&B common stock described above plus all other shares of A&B common stock underlying outstanding stock options or restricted stock units that may be issued prior to the date the holding company merger is expected to be completed.

*              *              *

If you have any questions with respect to the foregoing, please contact me at (202) 371-7233.

Very truly yours,

/s/ Marc S. Gerber
Marc S. Gerber